04054061



82-4214

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 December 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$23.35 down 0.68% from the previous
week.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Deutsche Bank AG and various of its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Notified

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

7 December 2004

12. Total holding following this notification

9,329,026

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield   Tel: 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

7 December 2004

Man Group plc
2 December 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 November 2004, the Net Asset Value of
Athena Guaranteed Futures Ltd was US$76.59, up 7.51% from the previous month.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed
Futures Ltd (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investments Limited is authorized and
regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures Ltd,
which is priced based on the close of business on the last business day of
each month. Its price will be released by 7am on the third business day of
each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

Man Group plc
30 November 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 November 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$23.51 up 2.57% from the previous week.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com

Man Group plc
23 November 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 November 2004, the Net Asset Value
of AHL Diversified Futures Ltd was US$22.92 up 1.19% from the previous week.

Contacts:
Peter Clarke   Man Group plc   020 7144 1000
Paul Lockstone   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in
the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investments at www.maninvestments.com